Katapult Holdings, Inc. 5204 Tennyson Parkway, Suite 500 Plano, TX 75024 May 3, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Rucha Pandit

Re:	Katapult Holdings, Inc. Registration Statement on Form S-3 Registration No. 333-271169
Dear Ms. Pandit
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Katapult Holdings, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effective date for the Registration Statement on Form S-3 referred to above, as amended, be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on May 4, 2023 or as soon thereafter as is practicable.

Please do not hesitate to contact Nicole Brookshire of Davis Polk & Wardwell LLP at (212) 450-4206 or nicole.brookshire@davispolk.com or Hillary A. Coleman of Davis Polk & Wardwell LLP at (212) 450-4733 or hillary.coleman@davispolk.com with any questions or comments with respect to this letter.
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Sincerely,
Katapult Holdings, Inc.

By:    /s/ Orlando Zayas
Name: Orlando Zayas
Title:    Chief Executive Officer

cc:    Nicole Brookshire, Davis Polk & Wardwell LLP
    Hillary A. Coleman, Davis Polk & Wardwell LLP